UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08027202

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFC Investor Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19800 Mac Arthur Blvd. Ste 250
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Brad Callen (949)474-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson, Hart & Dyson, An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

19742 Mac Arthur Blvd. Ste 240 Irvine, CA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas B. Callen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFC Investor Services, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California Orange County

On 2/28/08, before me, Don S. Park, notary public, personally appeared Douglas B Callen, proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is / are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. Witness my hand and official seal.

Signature of Notary Public

DON S. PARK
Commission # 1580958
Notary Public - California
Orange County
My Comm. Expires May 21, 2009

DFC INVESTOR SERVICES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2007

Johnson Hart & Dyson

AN ACCOUNTANCY CORPORATION

DFC INVESTOR SERVICES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2007

TABLE OF CONTENTS

Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION
19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274 FAX (949) 752-9033

Independent Auditor's Report

Board of Directors
DFC Investor Services:

We have audited the accompanying statement of financial condition of DFC Investor Services (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DFC Investor Services at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson, Hart & Dyson

Irvine, California
February 22, 2008

DFC INVESTOR SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	219,127
Deposits with clearing organization and others		20,618
Furniture and equipment, at cost, less accumulated depreciation of $247,254		5,554
	$	245,299

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	31,400
Due to related party		46,309
		77,709
Stockholder' Equity:		
Common Stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		570,100
Retained Earnings		(412,510)
Total Stockholders' Equity		167,590
	$	245,299

The accompanying notes are an integral part of these financial statements.

DFC INVESTOR SERVICES
STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUES:		
Commissions	$	654,438
Interest		3,843
		658,281
EXPENSES:		
Employee compensation and benefits		621,256
Occupancy		76,575
Professional fees		116,621
Commissions and fees		147,150
Business promotion and development and technology		126,755
Depreciation		22,366
Office expense and miscellaneous		15,489
		1,126,212
Income (loss) from continuing operations		(467,931)
Discontinued Operations:		
Assignment of Contracts		200,000
Provision for income taxes		800
Net Loss	$	(268,731)

The accompanying notes are an integral part of these financial statements.

DFC INVESTOR SERVICES
STATEMENT OF CHANGES IN STOCKHOLERS' EQUITY
For the Year Ended December 31, 2007

	Capital Stock Common		Additional		
	Shares	Amount	Paid - in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2007	1,000	$ 10,000	$ 570,100	$ (143,779)	$ 436,321
Net Income				(268,731)	(268,731)
Balance at December 31, 2007	1,000	$ 10,000	$ 570,100	$ (412,510)	$ 167,590

The accompanying notes are an integral part of these financial statements.

DFC INVESTOR SERVICES
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:				
Cash received from customers	$	802,776		
Interest received in cash		3,843		
Cash paid to suppliers/employees	(	1,412,250)		
Cash paid for taxes	(	800)		
Net cash used by operating activities			$ (	606,431)
Cash flows from investing activities:				
Deposit returned		50,000		
Assignments of contracts		200,000		
Net cash received from investing activities				250,000
Net decrease in cash and cash equivalents			(	356,431)
Cash - beginning of year				575,558
Cash - end of year			$	219,127

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

Net Income	$ (	268,731)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation		22,366
Assignment of contracts	(	200,000)
Changes in assets and liabilities:		
Decrease in commissions receivable		148,338
Decrease in accounts payable	(	322,485)
Increase in related company payable		14,081
Net cash used by operations	$ (	606,431)

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **Organization and Nature of Business**
DFC Investor Services (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a California corporation that is a wholly-owned subsidiary of DFC Group, Inc. a Delaware corporation (Parent).

B. **Deferred Income Taxes**
Deferred income taxes are provided on timing differences between financial statement and income tax reporting.

C. **Cash and Cash Equivalents**
For the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

D. **Concentrations of Credit Risk**
The Company received the majority of its commissions (income) from a few sources. Should these sources encounter financial difficulties, or should they choose another entity to do business with, these events would have a very severe effect on the Company's profitability.

The Company has concentrated its credit risk for cash by maintaining deposits in banks located within the same geographic region. The Company primarily transacts its business with one financial institution.

E. **Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

F. **Income Taxes**
The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

G. **Property, Equipment and Depreciation**

Property and equipment are carried at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2007 was $22,366.

NOTE 3 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	800	0	800
	$ 800	$ 0	$ 800

NOTE 4 – EMPLOYEE BENEFITS

The Company provides a 401(k) plan for its employees. The Company will match 50% of the employee contributions to the plan, up to a maximum of 12% of an employee's compensation. The Company's matching contributions were $21,341 for the year ended December 31, 2007.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company shares operating costs with an affiliate. Costs include secretarial and accounting services, rent, supplies and other related items. The amounts paid are allocated based upon the number of employees of each Company.

NOTE 6 – NET OPERATING LOSS CARRYFORWARD

A state net operating loss in the amount of $194,384 was carried forward from 2006 to 2007.

NOTE 7 – DISCONTINUED OPERATIONS

Effective April 23, 2007 the Company entered into an asset purchase agreement with Independent Financial Marketing Group, Inc. The Company agreed to assign its interests in contracts it holds with certain financial institutions. The Buyer agreed to purchase the assigned contracts and assume all liabilities and obligations under each assigned contract from and after the "Cut Over Date" of each assigned contract.

The purchase price is to be paid for the Assigned Contracts shall be determined by a formula, however a non-refundable payment of $200,000 was due on the date the agreement was executed.

As required by NASD Rule 1017, *Application for Approval of Change of Ownership, Control or Business Operations*, the Company requested and received approval of the transaction from the NASD.

NOTE 8 – SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES

The Company acquired assets from an affiliate in the amount of $161,395. Assets were recorded at the book value of the affiliate that included $130,346 of accumulated depreciation. In addition the Company transferred assets to an affiliate at book value. Assets in the amount of $19,175 and related accumulated depreciation of $10, 354 were transferred to the affiliate.

SUPPLEMENTARY

INFORMATION

DFC INVESTOR SERVICES
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

SCHEDULE I

Net Capital		
Total stockholders' equity	$	167,590
Deduction:		
Nonallowable assets:		
Furniture,equipment, and leasehold improvements, net		(5,554)
Other assets		(20,618)
Net Capital	$	141,418
Total aggregate indebtedness	$	77,709
Computation of basic net capital requirement		
Minimum net capital required:		
Company	$	5,180
Excess net capital	$	136,238
Ratio: Aggregate indebtedness to net capital		.55 to 1

Reconciliation with Company's computation (included in Part IIA of revised Form X-17a-5a as of December 31, 2007)

Part II A (unaudited) FOCUS report	$	141,418
Assets reported as nonallowable:		
Property and equipment		(11,401)
Other audit adjustments		11,401
Net capital per above	$	141,418

DFC INVESTOR SERVICES
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

SCHEDULE II

The provisions of Rule 15c3-3 of the Securities and Exchange Commission are not applicable to DFC Investor Services due to the exemption provided in SEC Rule 15c3-3(k)(2)(ii). DFC Investor Services clears all transactions on a fully disclosed basis through its clearing firm and will not hold customer funds or safekeep customer securities.

DFC INVESTOR SERVICES
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

SCHEDULE III

Information relating to possession or control requirements is not applicable to DFC Investor Services as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Johnson Hart & Dyson
AN ACCOUNTANCY CORPORATION
19742 MacArthur Blvd., Suite 240, Irvine, CA 92612-2446
(949) 752-0274 FAX (949) 752-9033

Independent Auditor's Report on
<u>Internal Control Required by Sec Rule 17a-5</u>

Board of Directors
DFC Investor Services:

In planning and performing our audit of the financial statements of DFC Investor Services (the Company), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson, Hart & Dyer

Irvine, California
February 22, 2008

END